UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Dynavax Technologies Corporation

(Name of Subject Company)

Dynavax Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

268158201

(CUSIP Number of Class of Securities)

Ryan Spencer

Chief Executive Officer

Dynavax Technologies Corporation

2100 Powell Street, Suite 720

Emeryville, California 94608

(510) 848-5100

With copies to:

Barbara L. Borden

Bill Roegge

Steven M. Przesmicki

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dynavax Technologies Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 12, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect tender offer by Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), to purchase any and all of the issued and outstanding Shares of the Company for $15.50 per Share in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated January 12, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 12, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

This Amendment is being filed to reflect certain amendments and updates to Items 3 and 8 of the Schedule 14D-9 as reflected below, which should be read in conjunction with the Schedule 14D-9. The Company specifically denies all allegations in the Actions and the Demands (each as defined below) that any additional disclosure was or is required or is material.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. Except to the extent specifically amended or supplemented as provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By deleting the first two paragraphs under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Executive Officers, Directors and Affiliates of the Company — Outstanding Shares Held by Directors and Executive Officers” on page 5 and replacing it with the following:

“If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company as described under Item 2 above. As of December 23, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 770,470 Shares (which, for clarity, excludes Shares subject to outstanding Company Stock Options, Company PSUs, Company RSUs, and purchase rights granted under the Company ESPP, in each case, whether vested or unvested).

The following table sets forth (A) the number of Shares beneficially owned as of December 23, 2025, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Company Stock Options, Company PSUs, Company RSUs, and purchase rights granted under the Company ESPP, in each case, whether vested or unvested) and (B) the maximum aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price ($15.50 per Share).”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By inserting the following sentences at the end of the second paragraph under the section entitled “Item 8. Additional Information — (d) Regulatory Approvals — Compliance with the HSR Act” on page 63:

“The waiting period under the HSR Act expired, effective January 27, 2026 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied.”

2.	By deleting the paragraph under the section entitled “Item 8. Additional Information — (d) Regulatory Approvals — Other Regulatory Clearances — Germany” on page 59 and replacing it with the following:

“Under part I chapter VII of the Act against Restraints of Competition (“ARC”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information has been furnished for review by the Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired. The parties submitted a notification to the FCO on January 5, 2026. German merger control clearance was received on January 14, 2026.”

3.	By deleting the sentence under the section entitled “Item 8. Additional Information — (g) Legal Proceedings” on page 60 and replacing it with the following:

“As of January 28, 2026, one complaint was filed in federal court and two complaints were filed in state court by purported stockholders of the Company regarding the Transactions (the “Actions”). The complaint filed on January 14, 2026 in the United States District Court for the Northern District of Illinois is captioned Govind Varshney v. Dynavax Technologies Corporation, et al., Case No. 1:26-cv-00417 (the “Federal Complaint”). The complaint filed on January 15, 2026 in the Supreme Court of the State of New York is captioned Eric Brady v. Dynavax Technologies Corporation, et al., Case No. 650293/2026 (the “Brady Complaint”). The complaint filed on January 16, 2026 in the Supreme Court of the State of New York is captioned Michael Clark v. Dynavax Technologies Corporation, et al., Case No. 650310/2026 (together with the Brady Complaint, the “State Court Complaints,” and collectively with the Federal Complaint, the “Complaints”). The Complaints name as defendants the Company and each member of the Company Board (collectively, “Defendants”). The Federal Complaint alleges violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, against all Defendants. The State Court Complaints allege claims for negligence and negligent misrepresentation and concealment under New York Common Law against all Defendants. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiff’s expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the plaintiff. The Defendants intend to vigorously defend these actions.

As of January 28, 2026, the Company had also received sixteen stockholder demand letters (the “Demands”) which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and one books and records demand pursuant to 8 Del. C. § 220 seeking books and records related to the Transactions.

Additional lawsuits or demand letters may be filed against or received by the Company, the Company Board, the Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company and the Parent will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2026	Dynavax Technologies Corporation

By:	/s/ Ryan Spencer
Name:	Ryan Spencer
Title:	Chief Executive Officer